Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No. 333-33896

   On August 1, 2000, NiSource distributed the "New Direction" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.

                 TEXT OF "NEW DIRECTION" EMPLOYEE NEWSLETTER
                               AUGUST 1, 2000


   [NEW DIRECTION logo]
   August 1, 2000
   Vol. 1 No. 7

   NISOURCE ANNOUNCES POST-MERGER LEADERSHIP STRUCTURE

   MANAGEMENT TEAM TO FOCUS ON DELIVERING GROWTH, INNOVATION

   NiSource Chairman, President and CEO Gary Neale today announced the key leadership and management structure for the new NiSource.

   "The new NiSource, with operations spanning the high-growth energy corridor from the Gulf of Mexico to Chicago to New England, has unparallelled opportunities for growth and innovation. This new management structure will support the company s growth strategy in energy supply and distribution as well as the development of new energy choices through emergent technologies," said Neale, who was elected by the NiSource Board of Directors to head the new company and retain the same title. "Our Board has put a strong management team in place to lead the new company. I'm particularly pleased to welcome a group of Columbia executives to key roles in the new NiSource."

   Steve Adik, NiSource senior executive vice president, chief financial officer and treasurer, will become vice chairman of the new NiSource.

   Cathy Abbott, chief executive officer of Columbia Gas Transmission Company and Columbia Gulf Transmission Company, is named president, Pipeline Operations, including both Columbia natural gas transmission systems and fiber optic telecommunications network operations, as well as NiSource's Crossroads Pipeline Company and NiSource's Investment in Portland Natural Gas Transmission System.

   Pat Mulchay, president of Northern Indiana Public Service Company (NIPSCO), will become president, Merchant Company, including electric generating operations, wholesale gas and electric trading, gas supply and storage, and gas exploration and production of the combined company.





   Jeff Yundt, president of Bay State Gas Company, is named president, Energy Distribution, overseeing all gas and electric distribution systems of the combined company.

   Mark Wyckoff, formerly NiSource vice president of Human Resources and currently the executive leading Project Compass, will head the combined company's distributed generation and electronic commerce initiatives as president, New Energy Company.

   Joe Turner will remain in his position of president of Primary Energy, the nation's leading developer of on-site industrial power generation.

   All of the above executives will report directly to Neale.

   Mike O'Donnell, senior vice president and chief financial officer of Columbia Energy Group, will become executive vice president and chief financial officer of the new NiSource.

   Steve Smith, senior vice president and deputy chief financial office of Columbia Energy Group, who along with Wyckoff is leading Project Compass, will become president, Business Services, consisting of the combined company's administrative and shared services functions.

   Jim Clarke, NiSource vice president of Risk Management and Capital Allocation, will continue in that role following the merger.

   O'Donnell, Smith and Clarke will report to Adik.

   "This management team's extraordinary experience, talent and energy will enable us to hit the ground running once the merger is completed, to deliver to our customers and shareholders the value from this strategic combination of brands and other assets," Neale said.

   These new NiSource leaders will now join the Project Compass teams covering their areas of responsibility to begin building their organizations to capitalize on tremendous opportunities in the marketplace while further developing the teams' savings ideas. The direct reports to these leadership positions will be announced August 22.

   Biographies and portraits of the management team are available on the Internet at www.nisource.com.

   xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
   x                                                                x
   x INSIDE THIS ISSUE                                              x
   x    Project Compass Announces Key Dates....Pg.2                 x
   x    Richard to Pursue Other Opportunities....Pg. 2              x
   x    Senior Executives to Meet with Employees....Pg. 3           x
   x    Charleston Visit Kicks Off Employee Meetings....Pg. 3       x
   x    Merger Receives FERC and Final State Regulatory             x
   x    Approvals....Pg. 4                                          x
   x                                                                x
   xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx





   PROJECT COMPASS ANNOUNCES KEY DATES

   The Project Compass team has determined key dates for creating the new NiSource. The dates support our goal that by Nov. 1 all employees know their status, job, boss and role in achieving company strategy.

   NiSource Chairman Gary Neale has indicated his intention to have the new NiSource up and running on Dec. 1, or as soon as practical after closing. For planning purposes, we are targeting the close for early November.

   "The reality is, to meet the objectives of the merger, the project's analysis will result in the elimination of work and, therefore, of jobs," stated Mark Wyckoff, Project Compass leader. "These situations always create anxiety among employees, so we plan to give as much advance notice as possible, in order to minimize the effects on people."

   CHANGE MANAGEMENT TEAM FORMED

   To ensure a fair process throughout this transition period, a Change Management Team has been created within Project Compass and is moving into high gear to address issues related to employee transition. The scope of this new Project Compass team includes defining the staffing process, retention, training, relocation and outplacement. This information will be communicated beginning in mid-August.

   "Our commitment to employees knowing their specific job, boss and role in achieving company strategy by Nov. 1 remains. At this point, we realize there are many more questions than answers. We will share information as decisions are made," Wyckoff concluded.





   xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
   x KEY TARGET DATES FOR THE NEW NISOURCE                          x
   x                                                                x
   x Aug. 1  Announce top leadership of the business segments       x
   x                                                                x
   x Aug. 22 Announce direct reports of above and other business    x
   x         leaders                                                x
   x                                                                x
   x Aug. 28 Initiate training for managers on conducting the       x
   x         staffing process                                       x
   x                                                                x
   x Week of                                                        x
   x                                                                x
   x Aug. 28 Project Compass teams submit recommendations for       x
   x         organization structure, number and kinds of positions, x
   x         location of work                                       x
   x                                                                x
   x Sept. 5 Begin staffing process                                 x
   x                                                                x
   x Nov 1*  Close merger (target date)                             x
   x         All employees will know their status, job, boss and    x
   x         role*                                                  x
   x                                                                x
   x Dec 1*  New NiSource up and running                            x
   x                                                                x
   x *Tentative, subject to change depending on status of           x
   x  regulatory approvals and other conditions to closing          x
   x                                                                x
   xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

   RICHARD TO PURSUE OTHER OPPORTUNITIES

   In a July 27 letter to Columbia Energy Group employees, Oliver G. Richard III, chairman, president and CEO, announced his intent to seek new opportunities immediately following the closing date of the merger with NiSource.

   Richard's announcement followed the Federal Energy Regulatory Commission's approval of the merger. Richard states that he will continue to work with NiSource to help achieve the final milestone, approval by the Securities and Exchange Commission, as quickly as possible.

   "While I will not be part of the new NiSource, I do intend to continue to work toward the effective restructuring of the industry to meet the challenges of customer choice, energy economic democracy and shareholder value," Richard explained.

   "I have been honored to be the Chairman and CEO of the Columbia Energy Group for the last five years. Words are inadequate to express how impressed I remain with the professionalism, innovation and the results you produced during that period," he said in his letter to Columbia employees. "These times have been challenging. Bankruptcy, technological change and an unbundling and consolidating industry have been the hallmarks. But, together we have delivered extraordinary results to our shareholders."

   SENIOR EXECUTIVES TO MEET WITH EMPLOYEES

   NiSource Chairman Gary Neale plans to meet with employees in various locations throughout NiSource and Columbia during August. Neale and leaders of Project Compass will discuss the strategy of the new NiSource and the progress of the integration, and will respond to questions from employees.

   NEW DIRECTION will report on the meetings and provide coverage of the presentations and questions. The meetings also will give senior leaders a chance to hear directly from employees about issues that are most important to them during this time of transition.

   The meetings began in Charleston, W. Va., where Steve Adik, senior executive vice president, chief financial officer and treasurer for NiSource, and other transition team leaders met with more than 700 employees from Columbia Transmission and Columbia Natural Resources. For more information on that visit, be sure to read the story that follows.

   Some meetings have been scheduled for the week of July 31:
        July 31   Pittsburgh, Pa.
                  Lexington, Ky.
        Aug. 3    Richmond, Va.
        Aug. 4    Merrillville, Ind.

   Dates, times and locations of additional meetings with leaders of NiSource and Project Compass will be communicated to employees as details are finalized.

   CHARLESTON VISIT KICKS OFF EMPLOYEE MEETINGS

   On July 12, Steve Adik, senior executive vice president, chief financial officer and treasurer for NiSource Inc., led a frank discussion of the NiSource/Columbia merger with employees at the Columbia Transmission and Columbia Natural Resources (CNR) offices in Charleston, W. Va.

   "We are determined to create a corporation in which we have the best people responsible for making the corporation work," Adik said. "We want to come out of this as one company that we have all created together. I'm counting on you to accept that there will be disruptions, but to put your best efforts into the task as we work on this together."

   While acknowledging that many questions remain unanswered, Adik stressed that Columbia employees have an important role to play in helping make the new NiSource successful.

   "The process will not be easy," Adik said. "All mergers, even those with very little overlap in the businesses, cause disruptions. You've seen it yourself in other companies that have gone through mergers. That's why we want to get the integration completed as quickly as possible."

   The Charleston visit, which was hosted by Columbia Transmission CEO Cathy Abbott and CNR President Henry Harmon, also included NiSource executives Mark Wyckoff and Barbara McKay, as well as Steve Smith and Mike O'Donnell of Columbia Energy Group. All have been active in Project Compass, the effort to integrate the two organizations.

   Wyckoff, who leads the Project Compass effort for NiSource, said the Project Compass teams remain committed to letting all employees know by Nov. 1 what their job is, whom they will be working for and what role they will play in the organization.

   "Candid," "a good start" and "gave me a better understanding about the merger" were descriptors used to characterize the meetings by employees who engaged in impromptu focus groups after the meetings.

   The single biggest suggestion for improving future meetings was to provide more detail. To address the need for more information, Wycokff committed that details about Project Compass, as well as final decisions, will be communicated in NEW DIRECTION as they are made.

   MERGER RECEIVES FERC AND FINAL STATE REGULATORY APPROVALS

   The proposed merger of NiSource and Columbia continues to gain momentum. With recent regulatory approvals by the Federal Energy Regulatory Commission (FERC) and by state regulators in Pennsylvania and Virginia, the merger now requires approval from the U.S. Securities and Exchange Commission to complete the transaction.

   The merger also has cleared the "waiting period" under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. The Act gives those federal antitrust agencies a set period of time within which to review mergers of a certain size.

   "We are gratified by this timely state and federal regulatory consideration given to our proposal to create a super-regional energy enterprise with access to strategic and operational opportunities that will benefit current and future energy markets," said Gary L. Neale, NiSource chairman, president and chief executive officer. "The combined company will serve local customers with a new dimension of choice and value not previously available from either Columbia or NiSource alone."

   On July 26, the FERC approved the combination under the Federal Power Act (FPA). The FERC concluded that the NiSource-Columbia merger satisfies FPA requirements and the standards defined in the FERC's Merger Policy Statement, in that it will not adversely affect competition, impair the effectiveness of regulation or result in rate increases for wholesale electric or transmission customers.





   The FERC also said that in approving the merger it relied on NiSource's commitment that Northern Indiana Public Service Company (NIPSCO), its electric utility subsidiary, will join a Regional Transmission Organization (RTO) as provided for by FERC Order Number 2000, within one year of the close of the merger.

   The FERC action followed approval by all nine states in which Columbia and NiSource distribution companies operate.

   On July 13, the Pennsylvania Public Utility Commission (PUC) unanimously approved the merger. This action followed a comprehensive settlement agreement filed June 22 with the PUC, under which the groups who intervened in the original application recommended approval of the merger by the PUC. The intervenors included the Pennsylvania Office of Consumer Advocate, Small Business Advocate, and Trial Staff; a group of large industrial customers; and a number of labor unions representing Columbia Energy Group employees.

   Columbia Gas of Pennsylvania (CPA) serves more than 389,000 customers in 27 counties. The Pennsylvania settlement agreement:

   *    freezes CPA's base rates until Jan. 1, 2004;
   * calls for CPA to maintain an organization and staffing plan that will ensure safe, reliable service;
   * provides that CPA will maintain its quality customer service and seek further improvements;
   * affirms CPA's commitment to expand its customer assistance program;
   * ensures that CPA will maintain current charitable contributions, and support civic efforts for the next five years; and
   *    states that CPA will retain its headquarters in Pittsburgh.

   On July 14, the Virginia State Corporation Commission (SCC) approved the proposed merger. The proposed merger will have no impact on Columbia Gas of Virginia's rates, terms and conditions now approved by the SCC. As part of the commitment to the Commonwealth of Virginia, Columbia Gas of Virginia, which serves more than 182,000 customers in 52 counties, will:

   *    maintain its headquarters in Chesterfield County;
   * retain key management personnel along with local decision-making authority;
   *    honor all collective bargaining agreements;
   *    continue to support economic growth; and
   *    continue its long history of community and civic involvement.





                                  REGULATORY PROCESS
                       xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
                       x                                       x
                       x         State           Completed     x
                       x         -----           ---------     x
                       x       Indiana               X         x
                       x       Kentucky              X         x
                       x       Maine                 X         x
                       x       Maryland              X         x
                       x       Massachusetts         X         x
                       x       New Hampshire         X         x
                       x       Ohio                  X         x
                       x       Pennsylvania          X         x
                       x       Virginia              X         x
                       x       FERC (1)              X         x
                       x       SEC (2)                         x
                       x       DOJ/FTC (3)           X         x
                       x                                       x
                       xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
   _________________

   (1)  Federal Energy Regulatory Commission
   (2)  Securities and Exchange Commission
   (3)  Department of Justice/Federal Trade Commission

   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.


                            Questions, Comments?

     New Direction is published by Project Compass for all NiSource and

        Columbia employees.  We welcome your comments and questions.

               Give us a call at 877-236-2242 or e-mail us at
                          newdirection@nisource.com


       The following are the biographies of the management team referred to in the newsletter above which are posted on NiSource's website at www.nisource.com:

   GARY L. NEALE
   Chairman, President and
   Chief Executive Officer

   Gary Neale has been a leader in the energy industry for nearly 30 years. He joined NiSource Inc. in August 1989 as president and chief operating officer and was promoted to chairman, president and chief executive officer in March 1993.

   Neale also serves as chairman of the American Gas Association, a trade group representing companies involved in the nation's natural gas industry. In addition, Neale is chairman of the North American Electric Reliability Council. He serves on the boards of the Edison Electric Institute and the Association of Edison Illuminating
   Companies.

   Before joining NiSource, Neale was chairman, president and chief executive officer of Planmetrics, Inc., an energy consulting firm, for 17 years. He previously held management positions at Wells Fargo Bank and Kaiser Industries.

   Neale earned his bachelor's degree and a master's degree in business administration from the University of Washington.

   Neale is an active participant in the economic development, cultural and environmental efforts of northwest Indiana. He has been appointed by the governor of Indiana to the Economic Development Council, the Energy Policy Forum and the Clean Air Advisory Committee.

   CATHERINE G. ABBOTT

   Cathy Abbott brings more than 20 years of experience in the energy industry to the NiSource leadership team. She joined Columbia Energy Group in 1996 as chief executive officer of Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company, interstate pipeline subsidiaries.





   Prior to joining Columbia, Abbott was a principal with Gem Energy Consulting, Inc., which provided consulting services to natural gas, electric and other energy firms. She previously served as a vice president in various business units within Enron Corporation. More than half of her 10-year career at Enron was devoted to developing Enron's unregulated gas marketing and derivative product trading capabilities.

   Abbott also served as vice president, policy analysis at the Interstate Natural Gas Association of America. She directed a number of analytic offices in the U.S. Department of Energy, making policy recommendations on deregulation of natural gas and electricity. She also served at the White House Office of Energy Policy and Planning and the Environmental Protection Agency.

   Abbott earned her bachelor's degree from Swarthmore College in Swarthmore, Pa. and a masters degree in public policy from the John F. Kennedy School of Government at Harvard University.

   STEPHEN P. ADIK

   Steve Adik has made significant contributions to strengthening NiSource and to achieving continued growth and profitability. He joined NiSource in March 1987 as vice president and general manager, Corporate Support Group, and was promoted to executive vice president, chief financial officer and treasurer in 1994. In February 1999 the Board of Directors of NiSource elected him senior executive vice president, chief financial officer and treasurer.

   Adik's industry affiliations include the American Gas Association, Edison Electric Institute and Midwest Gas Association.

   Prior to joining NiSource, Adik was an officer of American Natural Resources Company in Detroit. He began his career with The Chessie System and served in various management positions with a division of Northwest Industries and with the Penn Central Corporation.

   Adik is an engineering graduate of the Stevens Institute of Technology in New Jersey, and earned a master's of business administration degree in finance from Northwestern University.

   JAMES M. CLARKE

   Jim Clarke has extensive knowledge of markets, trading, derivatives and risk management. He is vice president of Risk Management and Capital Allocation at NiSource. In that role, he is responsible for market, credit and operational risk as well as capital allocation as NiSource and Columbia Energy Group continue to integrate resources across the enterprise under the $6 billion merger expected to be complete by the end of the year.

   Before he joined NiSource in 1998, Clarke was a principal at several Chicago financial entities, such as DRW Investments, Caxton





   Corporation and Antler Partners, where his responsibilities included risk management and strategy development. Clarke began his career at A.G. Becker/Paribas in New York.

   Clarke has a bachelors degree in business administration and finance from the State University of New York at Oswego.

   PATRICK J. MULCHAY

   Pat Mulchay brings nearly 40 years of utility experience to his leadership role at NiSource. Most recently he served as president and chief operating officer of Northern Indiana Public Service Company (NIPSCO) as well as executive vice president of NiSource. Mulchay began his utility career at NIPSCO in 1962.

   Mulchay is immediate past chairman of the Indiana Electric
   Association. His industry affiliations also include the Edison Electric Institute, Electric Power Research Institute, North American Electric Reliability Council and East Central Area Reliability
   Council.

   During his career with NiSource, Mulchay has held various positions in management, operations, training, energy distribution and construction. He served as vice president and general manager, gas operations for NIPSCO; executive vice president and chief operating officer, electric for NiSource; and executive vice president and chief operating officer for NIPSCO before being elected president and chief operating officer in 1999.

   Mulchay earned his associate's degree in electrical engineering, a bachelors degree in management from Purdue University and a master's degree in business administration from the University of Notre Dame.

   MICHAEL W. O'DONNELL

   Mike O'Donnell brings to the NiSource management team three decades of financial experience with various Columbia companies. He previously served as senior vice president and chief financial officer of Columbia Energy Group.

   O'Donnell joined Columbia in 1971 and worked on various corporate finance matters before being promoted to vice president of finance in 1983. From 1986 to 1989 he served as senior vice president and chief financial officer for Columbia's local gas distribution companies, with responsibility for finance, accounting and information systems.

   He served as Columbia Energy Group's assistant chief financial officer from 1989 until his election as chief financial officer in October 1993. His responsibilities included finance, tax, accounting, compliance, treasury, enterprise risk management, internal auditing and mergers and acquisitions.

   He is a graduate of Temple University with a bachelor's degree in economics.





   STEPHEN P. SMITH

   Steve Smith brings extensive experience in finance to the NiSource leadership team. Most recently he served as senior vice president and deputy chief financial officer of Columbia Energy Group.

   Smith joined Columbia in June 1996 as vice president of business development for Columbia Gas Transmission Corporation and became president of Columbia Network Services Corporation in September 1996. In February 1997, Smith was named senior vice president and chief financial officer of Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company.

   Prior to joining Columbia, Smith worked for Enron Corporation in a number of capacities, including director of business development for western Europe and manager of the finance group. He previously worked as an associate for First Reserve Corporation, an energy investment management firm, and as a financial analyst for Shearson Lehman Hutton and Alexander & Alexander Consulting Services.

   Smith received a master's of business administration in Finance and Accounting from the University of Chicago Graduate School of Business and a bachelor's degree in Petroleum Engineering from the Colorado School of Mines.

   JOSEPH L. TURNER, JR.

   Joe Turner has an extensive background in marketing and management in the metals, construction and energy industries. He joined NiSource in 1986 and has been senior vice president of NiSource and president of Primary Energy, Inc., a subsidiary of NiSource, since 1996.

   Turner is active in various industry and civic organizations and currently serves as chairman of the Committee of Associate Members for the American Iron and Steel Institute, director of The Steel Alliance, and as director of the American Iron and Steel Institute.

   Turner began his career at Northern Indiana Public Service Company (NIPSCO), a subsidiary of NiSource, in 1986 as vice president and general manager of corporate marketing. He also has served NiSource as vice president and general manager, special markets; group vice president, industrial marketing and economic development; and group vice president, major accounts.

   Prior to joining NiSource, Turner held various senior management positions with Fluor Corporation, The Marmon Group and U.S. Steel. He holds a bachelor's degree from Williams College.

   MARK D. WYCKOFF

   Mark Wyckoff has an extensive background in finance, management and mergers and acquisitions. He joined NiSource in 1991 and most recently led Project Compass, the process to integrate NiSource and Columbia Energy Group.





   Wyckoff was elected assistant secretary of NiSource in 1998. He served as vice president of Human Resources from June 1998 to June 2000. Previously, as assistant treasurer he was responsible for evaluating and implementing NiSource's merger and acquisition strategies. Wyckoff was managing director of Elm Energy & Recycling
   (UK) Limited, a state-of-the-art waste-to-energy facility located in Wolverhampton, England, from January 1995 until the plant was sold in December 1998.

   During his early career with NiSource, Wyckoff managed a portfolio of investments in non-regulated energy and environmentally-related projects and companies. He also has worked on financing of several large NiSource projects. Prior to joining NiSource, Wyckoff spent more than five years as an investment banker with Citigroup, specializing in mergers and acquisitions.

   Wyckoff serves on the Board of SunPower Corporation.

   Wyckoff earned his bachelor's degree in business administration from the University of Michigan and his master's degree from the Harvard University Business School.

   JEFFREY W. YUNDT

   Jeff Yundt has guided the growth and development of regulated and nonregulated energy businesses throughout his 20-year career with NiSource. Most recently he served as president and chief executive officer of Bay State Gas Company, and executive vice president of NiSource.

   Yundt is chairman of the Natural Gas Vehicle Coalition and 1st vice chairman of The New England Gas Association.

   Yundt joined NiSource in 1979 and held various senior management positions within the regulatory, gas operations and energy distribution areas of Northern Indiana Public Service Company (NIPSCO). He previously served as vice president, gas operations for NIPSCO; vice president and general manager, energy distribution, for NIPSCO; executive vice president and chief operating officer, gas, for NiSource; and executive vice president and chief operating officer, energy services, for NiSource.

   He became president of Bay State Gas in September 1998 and was elected president and chief executive officer in February 1999. He also continued to serve as executive vice president of NiSource, responsible for corporate gas supply and regulated energy assets.

   Yundt earned a bachelor's degree in industrial management from Purdue University.